Dreyfus BASIC Municipal Money Market Fund
Statement of Investments
November 30, 2005 (Unaudited)

Tax Exempt Investments--100.0%	Principal Amount ($)		Value ($)
Arkansas--.8%			
Arkansas Development Finance Authority, IDR (Defiance Metal Products of Arkansas Project) 3.21% (LOC; Standard Federal Bank)	3,150,000	a	3,150,000
California--3.9%			
California, RAN 4.50%, 6/30/2006	4,000,000		4,034,015
California Department of Water Resources, Power Supply Revenue, CP 3.21%, 1/12/2006 (LOC: JPMorgan Chase Bank and Societe Generale)	5,000,000		5,000,000
California Statewide Communities Development Authority, MFHR (Vista Montana Apartments) 3.14% (Liquidity Facility; Merrill Lynch)	2,500,000	a	2,500,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue 3.06% (Liquidity Facility; Merrill Lynch)	2,875,000	a	2,875,000
Colorado--3.0%			
Colorado Health Facilities Authority, Revenue (Sisters Charity Health System) 2.98%	585,000	a	585,000
Colorado Housing and Finance Authority, Economic Development Revenue (Closet Factory Project) 3.19% (LOC; Bank of New York)	2,300,000	a	2,300,000
Denver City and County, MFHR 3.17% (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	5,915,000	a	5,915,000
Section 14 Metropolitan District Jefferson County, GO Notes, Refunding 2.21% (LOC; U. S. Bank NA)	2,500,000	a	2,500,000
District of Columbia--1.5%			
District of Columbia, Revenue: (Idea Public Charter School) 3.16% (LOC; Allfirst Bank)	2,400,000	a	2,400,000
(Merlots Program) 3.02% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,130,000	a	3,130,000
Florida--2.3%			
Collier County Health Facilities Authority, Revenue (Cleveland Clinic Health System Obligated Group) 2.98% (LOC; JPMorgan Chase Bank)	3,800,000	a	3,800,000
Sunshine State Governmental Financing Commission, CP 3.11%, 1/17/2006 (Liquidity Facility; DEPFA Bank)	4,790,000		4,790,000
Georgia--7.7%			
Atlanta, Airport Revenue (Merlots Program) 3.07% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,070,000	a	5,070,000

Gainesville Housing Authority, MFHR			
(Lenox Park Apartments Project)			
3.17% (Liquidity Facility; Merrill Lynch)	3,350,000	a	3,350,000
Savannah Economic Development Authority,			
Industrial Revenue (Home Depot Project) 3.10%	20,000,000	a	20,000,000
Idaho--1.8%			
Idaho Housing and Finance Association, SFMR			
2.50%, 2/1/2006 (Liquidity Facility; Lloyds TSB Bank)	3,000,000		3,000,000
Oneida County Economic Development Corp., IDR			
(Hess Pumice Products, Inc. Project)			
3.18% (LOC; Key Bank)	3,500,000	a	3,500,000
Illinois--5.8%			
Chicago O'Hare International Airport,			
Transportation Revenue, CP 2.87%, 1/18/2006			
(LOC; Dexia Credit Locale, Fortis Bank,			
Societe Generale and State Street Bank and Trust Co.)	6,529,000		6,529,000
Illinois Development Finance Authority:			
IDR			
(Trim-Rite Food Corp. Project)			
3.19% (LOC; ABN-AMRO)	2,000,000	a	2,000,000
Revenue			
(Aurora Central Catholic High School)			
3.27% (LOC; Allied Irish Banks)	1,000,000	a	1,000,000
Illinois Finance Authority, IDR			
(CFC International Inc. Project)			
3.14% (LOC; ABN-AMRO)	1,900,000	a	1,900,000
Illinois Health Facility (Evanston Hospital) CP			
2.65%, 12/1/2005	10,000,000		10,000,000
Indiana--2.2%			
Gary, EDR			
(Gary County Market Project)			
3.14% (LOC; ABN-AMRO)	3,275,000	a	3,275,000
Indianapolis Local Public Improvement Bond Bank, CP			
2.85%, 12/8/2005 (Liquidity Facility; Key Bank)	747,000		747,000
Lawerence-Fort Harrison Reuse Authority, Tax			
Increment Revenue (Fort Harrison Military Base)			
3.06% (LOC; Fifth Third Bank)	4,000,000	a	4,000,000
Kentucky--3.6%			
Kenton County Airport Board, Special Facilities Revenue			
(Airis Cincinnati LLC)			
3.13% (LOC; Deutsche Postbank)	13,500,000	a	13,500,000
Louisiana--2.4%			
Calcasieu Parish Industrial Development Board,			
Environmental Revenue (Citgo Petroleum)			
3.08% (LOC; Natexis Banque Popular)	5,000,000	a	5,000,000
New Orleans Sewerage Service, BAN			
2.93%, 7/26/2006	4,000,000		4,001,221
Maryland--.7%			
Maryland Economic Development Corporation, Revenue			
(Chesapeake Advertising Facility)			
3.29% (LOC; M&T Bank)	2,790,000	a	2,790,000

Michigan--6.7%

ABN AMRO Munitops Certificate Trust, Revenue 3.18% (Insured; GNMA and Liquidity Facility; ABN-AMRO)	9,495,000	a	9,495,000
Michigan Hospital Finance Authority, Revenue (Healthcare Equipment Loan Program) 3.02% (LOC; Fifth Third Bank)	2,900,000	a	2,900,000
Michigan Municipal Bond Authority, RAN (Detroit School District) 3.71%, 3/21/2006 (LOC; JPMorgan Chase Bank)	3,450,000		3,461,659
Michigan Strategic Fund, LOR (NSS Technologies Project) 3.15% (LOC; Wachovia Bank)	4,000,000	a	4,000,000
Oakland County Economic Development Corporation, LOR (Michigan Seamless Tube LLC Project) 3.20% (LOC; Standard Federal Bank)	5,000,000	a	5,000,000

Minnesota--.5%

Minneapolis-Saint Paul Metropolitan Airports Commission, Airport Revenue 3.08% (Insured; AMBAC and Liquidity Facility; Merrill Lynch)	2,000,000	a	2,000,000

Mississippi--.7%

Mississippi Business Finance Corporation, Revenue (Jackson Preparatory School) 3.20% (LOC; First Tennessee Bank)	2,575,000	a	2,575,000

Missouri--2.6%

Missouri Higher Education Loan Authority, Student Loan Revenue, Refunding 3.03% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	9,500,000	a	9,500,000

Nevada--1.0%

Clark County, EDR (Lutheran Secondary School Association Project) 3.25% (LOC; Allied Irish Banks)	3,700,000	a	3,700,000

New Jersey--2.2%

New Jersey, TRAN 3.95%, 6/23/2006	8,000,000		8,051,277

North Carolina--.9%

Iredell County Industrial Facilities and Pollution Control Financing Authority, Revenue (Onsrud Inc. Project) 3.11% (LOC; Wachovia Bank)	3,300,000	a	3,300,000

Ohio--1.6%

Ohio State Higher Educational Facilities, Revenue (Cedarville University Project) 3.11% (LOC; Key Bank)	5,970,000	a	5,970,000

Oklahoma--1.2%

Canadian County Home Finance Authority, MFHR 3.17% (Liquidity Facility; Merrill Lynch)	4,630,000	a	4,630,000

Oregon--1.3%

Portland, EDR (Broadway Project) 3.06% (Insured; AMBAC and Liquidity Facility; Key Bank)	4,800,000	a	4,800,000

Pennsylvania--15.4%

Bethlehem Area School District, GO Notes 3.07% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	5,000,000	a	5,000,000
Chester County Industrial Development Authority, Revenue (University Student Housing Project) 3.03% (LOC; Citizens Bank of Pennsylvania)	7,305,000	a	7,305,000
Dauphin County General Authority, Revenue 3.07% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	2,300,000	a	2,300,000
Emmaus General Authority, Local Government Revenue (Bond Pool Program) 3.01% (LOC; DEPFA Bank)	12,000,000	a	12,000,000
Lancaster County, GO Notes 3.07% (Insured; FSA and Liquidity Facility; Royal Bank of Canada)	3,000,000	a	3,000,000
Lancaster Industrial Development Authority, Revenue (Student Lodging and Services) 3.18% (LOC; Fulton Bank)	4,515,000	a	4,515,000
Mount Lebanon School District, GO Notes (Merlots Program) 3.02% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,985,000	a	4,985,000
Philadelphia Authority for Industrial Development, Health Care Facility Revenue (Greater Philidelphia Health) 3.07% (LOC; Commerce Bank)	3,540,000	a	3,540,000
Reading Regional Airport Authority, Revenue 3.10% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,940,000	a	3,940,000
Scranton Redevelopment Authority, LR 3.08% (LOC; PNC Bank N.A.)	2,000,000	a	2,000,000
Spring Grove Area School District, GO Notes 3.07% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3,500,000	a	3,500,000
Venango County Industrial Development Authority, RRR, CP (Scrubgrass Project) 2.80%, 12/7/2005 (LOC; Dexia Credit Locale)	5,000,000		5,000,000

Rhode Island--.6%

Rhode Island Economic Development Corporation, Airport Revenue 3.08% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	2,170,000	a	2,170,000

Tennessee--5.2%

Chattanooga Metropolitan Airport Authority, Revenue, Refunding 3.30% (LOC; First Tennessee Bank)	9,325,000	a	9,325,000
Metropolitan Government Nashville and Davidson County Health and Educational Facility Board, MFHR, Refunding (Brentwood Oaks Apartments) 3.07% (Insured; FNMA and Liquidity Facility; FNMA)	9,920,000	a	9,920,000

Texas--7.5%

Brazos River Authority, PCR, Refunding			
(TXU Energy Company Project)			
3.05% (LOC; Wachovia Bank)	4,000,000	a	4,000,000
Greenville Industrial Development Corporation,			
Industrial Revenue (Woodgrain Project)			
3.13% (LOC; General Electric Capital Corp.)	3,225,000	a	3,225,000
Lower Neches Valley Authority Industrial Development			
Corporation, Exempt Facilities Revenue			
(Onyx Environmental Services)			
3.10% (LOC; Bank of America)	3,400,000	a	3,400,000
Port of Port Arthur Navigation District,			
Environmental Facilities Revenue, Refunding			
(Motiva Enterprises Project) 3.10%	5,945,000	a	5,945,000
Revenue Bond Certificate Series Trust, Revenue			
(Siena Place) 3.48% (GIC; AIG Funding Inc.)	3,315,000	a	3,315,000
Texas, TRAN 4.50%, 8/31/2006	8,000,000		8,086,209

Utah--2.6%

Utah Housing Corporation, SFMR			
2.50% (Liquidity Facility; Bayerische Landesbank)	3,400,000	a	3,400,000
Utah Housing Finance Agency, MFHR,			
Refunding (Candlestick Apartments LLC)			
3.10% (Insured; FNMA and Liquidity Facility; FNMA)	6,400,000	a	6,400,000

Virginia--4.2%

Hanover County Industrial Development Authority, IDR			
(Iron and Metal Company Project)			
3.17% (LOC; Branch Banking and Trust Company)	3,525,000	a	3,525,000
Patrick County Industrial Development Authority,			
IDR (Narroflex Inc. Project)			
3.25% (LOC; HSBC Bank USA)	4,240,000	a	4,240,000
Roanoke Industrial Development Authority, IDR			
(Virginia Transformer Corp.)			
3.20% (LOC; SunTrust Bank)	1,440,000	a	1,440,000
Virginia Housing Development Authority,			
Commonwealth Mortgage Revenue 2.98%, 4/4/2006	6,400,000		6,400,000

Washington--4.9%

King County School District Number 412 Shoreline,			
GO Notes 5.89%, 12/1/2005 (Insured; FSA)	1,000,000		1,000,000
Port Chehalis Industrial Development Corporation,			
Revenue (JLT Holding LLC Project)			
3.18% (LOC; Key Bank)	3,080,000	a	3,080,000
Washington Housing Finance Commission, MFHR:			
Refunding (Avalon Ridge Apartments Project)			
3.05% (Insured; FNMA)	8,755,000	a	8,755,000
(Vintage Everett Living) 3.12% (Insured; FNMA and			
Liquidity Facility; FNMA)	5,250,000	a	5,250,000

Wisconsin--.9%

Wisconsin Health and Educational Facilities Authority,			
Revenue (Mequon Jewish Project)			
3.08% (LOC; Bank One)	3,250,000	a	3,250,000

Wyoming--4.3%

Campbell County, IDR			
(Two Elk Power Generation Station Project):			
2.37%, 12/1/2005 (GIC; Royal Bank of Canada)	9,000,000		9,000,000
2.84%, 12/1/2005 (GIC; Citibank N.A.)	7,000,000		7,000,000

Total Investments (cost $371,235,381)	**100.0%**	**371,235,381**
Cash and Receivables (Net)	**0.0%**	**138,104**
Net Assets	**100.0%**	**371,373,485**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[*]
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	87.5
AAA, AA, A b		AAA, AA, A b		AAA, AA, A b	.3
Not Rated c		Not Rated c		Not Rated c	12.2
					100.0

Notes to Statement of Investments:

[*] Based on total investments

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined
   by the Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated
by reference to the annual and semi annual reports previously filed with the Securities and
Exchange Commission on Form N-CSR.

Dreyfus BASIC New Jersey Municipal Money Market Fund
Statement of Investments
November 30, 2005 (Unaudited)

Tax Exempt Investments--101.2%	Principal Amount ($)	Value ($)
Bayonne Municipal Utilities Authority, Water System		
Revenue 4.84%, 1/1/2006 (Insured; MBIA)	540,000	541,182
Bergen County Improvement Authority,		
Governmental Loan Revenue3.98%, 9/1/2006	1,000,000	1,007,325
Camden County Improvement Authority,		
Health Care Redevelopment Revenue		
(Cooper Health System) 3.13%		
(LOC; Commerce Bank N.A.)	6,000,000 a	6,000,000
Cape May, GO Notes, BAN:		
3.21%, 1/6/2006	1,250,000	1,251,083
4.19%, 10/12/2006	1,875,000	1,891,926
Cape May County, GO Notes, General Improvement		
2.46%, 12/1/2005	800,000	800,000
Delaware River Port Authority of Pennsylvania and New Jersey,		
Revenue, Refunding 5.08%, 1/1/2006 (Insured; AMBAC)	245,000	245,547
Dumont School District, GO Notes		
3.98%, 3/15/2006 (Insured; FSA)	580,000	582,433
East Brunswick Township, GO Notes, BAN		
3.95%, 10/11/2006	1,000,000	1,007,923
Hopatcong Borough, GO Notes, BAN 3.95%, 9/22/2006	1,000,000	1,007,840
Irvington Township, GO Notes, BAN:		
3.45%, 3/16/2006	688,500	690,041
4.19%, 6/9/2006	1,790,000	1,799,596
Kearny Board of Education, GO Notes, GAN		
4.07%, 8/3/2006	1,600,000	1,609,674
Linden, GO Notes, 2.46%, 12/1/2005	130,000	130,000
Lower Township, GO Notes, BAN 3.95%, 6/2/2006	500,000	502,432
Maple Shade Township School District, GO Notes		
4.06%, 4/1/2006 (Insured; MBIA)	500,000	502,634
Mercer County Improvement Authority, Revenue:		
(Children's Home Society Project)		
3.11% (LOC; Wachovia Bank)	1,240,000 a	1,240,000
(Special Services School District Project)		
3.17%, 1/15/2006 (Insured; FSA)	170,000	170,159
Metuchen Borough, GO Notes, BAN		
3.94%, 6/2/2006	500,600	503,076
Middlesex County, GO Notes, BAN		
3.19%, 1/9/2006	1,000,000	1,000,525
Middlesex County Utilities Authority, Revenue,		
Refunding 4.85%, 3/15/2006 (Insured; XLCA)	130,000	130,727
Monmouth County Improvement Authority,		
Wastewater Treatment Facilities LR, Refunding		
(Asbury Park Project) 3.25%, 12/15/2005 (Insured; FSA)	125,000	125,020

New Jersey:			
GO Notes:			
5.63%, 2/15/2006	135,000		135,835
4.89%, 8/1/2006	100,000		101,336
TRAN 3.95%, 6/23/2006	2,700,000		2,715,187
New Jersey Economic Development Authority:			
EDR:			
(AJV Holdings LLC Project)			
3.16% (LOC; JPMorgan Chase Bank)	750,000	a	750,000
(ARND LLC Project)			
3.19% (LOC: Comerica Bank and Sovereign Bank)	4,240,000	a	4,240,000
(AVP Realty Holdings)			
3.14% (LOC; PNC Bank)	150,000	a	150,000
(Challenge Printing Project)			
3.16% (LOC; Wachovia Bank)	1,440,000	a	1,440,000
(Hathaway Association LLC Project)			
3.16% (LOC; Wachovia Bank)	2,195,000	a	2,195,000
(International Processing Corporation Project)			
3.10% (LOC; Bank of America)	1,050,000	a	1,050,000
(Park Lane Associates Project)			
3.16% (LOC; Wachovia Bank)	675,000	a	675,000
(Parke Place Associates Project)			
3.19% (LOC; Commerce Bank N.A.)	5,900,000	a	5,900,000
(RCC Properties LLC Project)			
3.16% (LOC; Wachovia Bank)	1,980,000	a	1,980,000
(RDR Investment Company LLC) Refunding			
3.16% (LOC; Wachovia Bank)	500,000	a	500,000
(Saint Peters Preparatory School)			
3.11% (LOC; Wachovia Bank)	1,145,000	a	1,145,000
(Stamato Realty LLC Project)			
3.08% (LOC; Valley National Bank)	4,600,000	a	4,600,000
(South Van Brunt Properties LLC)			
3.16% (LOC; Wachovia Bank)	1,390,000	a	1,390,000
(United Window and Door Manufacturing Inc.)			
3.16% (LOC; Wachovia Bank)	335,000	a	335,000
(Wearbest Sil-Tex Mills Project)			
3.10% (LOC; The Bank of New York)	1,825,000	a	1,825,000
IDR (Pennwell Holdings LLC Project)			
3.16% (LOC; Wachovia Bank)	2,765,000	a	2,765,000
Industrial Revenue:			
(Joseph and James Moreng)			
3.06% (LOC; Wachovia Bank)	1,460,000	a	1,460,000
(Melrich Road Development Corporation)			
3.16% (LOC; Wachovia Bank)	2,370,000	a	2,370,000
Refunding (Station Plaza Park and Ride)			
3.11% (LOC; Wachovia Bank)	3,000,000	a	3,000,000
(Thermal Energy Limited Partnership)			
3.01% (LOC; Bank One)	2,150,000	a	2,150,000
Private Schools Revenue (Oak Hill Academy Project)			
3.11% (LOC; Wachovia Bank)	2,060,000	a	2,060,000
Revenue (Four Woodbury Mews Project)			
3.14% (LOC; Bank of America)	5,000,000	a	5,000,000

New Jersey Educational Facilities Authority, Dormitory Safety Trust Fund Revenue 4.97%, 3/1/2006	1,000,000	1,005,700
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Revenue 4.50%, 9/1/2006	240,000	242,196
New Jersey Health Care Facilities Financing Authority, Revenue 3.09% (Insured; Radian Bank and Liquidity Facility; Morgan Stanley)	2,840,000 a	2,840,000
New Jersey Transit Corporation, GAN 5.38%, 2/1/2006 (Insured; AMBAC)	1,075,000	1,080,013
New Jersey Transportation Trust Fund Authority, Transportation System Revenue:		
4.94%, 6/15/2006	185,000	186,998
5.42%, 6/15/2006	750,000	759,475
Newark Housing Authority, MFHR 3.17% (Liquidity Facility; Merrill Lynch)	960,000 a	960,000
Ocean City Board of Education, GO, Refunding 2.94%, 4/1/2006 (Insured; MBIA)	100,000	100,049
Paramus School District, GO Notes 4.19%, 9/15/2006	1,000,000	1,009,574
Passaic County Utilities Authority, Revenue Refunding (Solid Waste System Project Notes) 3.19%, 2/27/2006	1,150,000	1,152,027
Port Authority of New York and New Jersey:		
4.88%, 12/15/2005 (Insured; AMBAC)	170,000	170,156
5.08%, 7/1/2006	100,000	101,199
Transit Revenue (Putters Program):		
3.10% (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	1,760,000 a	1,760,000
3.10% (Insured; CIFG and Liquidity Facility; JPMorgan Chase Bank)	2,980,000 a	2,980,000
Rahway, GO Notes, BAN 3.44%, 12/5/2005	575,000	575,047
Raritan Township, GO Notes, BAN 3.95%, 9/8/2006	1,000,000	1,007,398
Red Bank, BAN, 3.95%, 8/2/2006	1,000,000	1,007,146
River Dell Regional School District, GO Notes 3.23%, 3/1/2006 (Insured; FSA)	265,000	265,319
South Brunswick Board of Education, GO Notes 5.41%, 12/1/2005 (Insured; FGIC)	500,000	500,000
Tabernacle Township School District, GO Notes 2.49%, 3/1/2006 (Insured; MBIA)	105,000	105,038
Tobacco Settlement Financing Corporation of New Jersey, Revenue:		
3.10% (Liquidity Facility; Merrill Lynch)	6,250,000 a	6,250,000
3.13% (Liquidity Facility; Merrill Lynch)	4,995,000 a	4,995,000
Toms River Board Of Education, GO Notes 4.29%, 11/22/2006	1,000,000	1,008,452
Union County, GO Notes:		
4.70%, 12/15/2005	100,000	100,057
4%, 3/1/2006	150,000	150,270
BAN 3.22%, 3/1/2006	1,000,000	1,001,291
Union County Improvement Authority, LR (Capital Equipment Lease) 2.97%, 12/1/2005 (Insured; FSA)	1,225,000	1,225,000

Union Township Board of Education, GO Notes		
3.95%, 7/13/2006	1,000,000	1,006,235
Vernon Township, GO Notes, BAN 3.45%, 1/13/2006	2,000,000	2,001,249
Wanaque Borough, GO Notes, BAN:		
2.96%, 2/17/2006	1,512,850	1,514,741
3.43%, 2/17/2006	1,000,000	1,001,405
West Windsor-Plainsboro Regional School District, GO Notes		
5.16%, 12/1/2005 (Insured; FGIC)	150,000	150,000
Winslow Township, GO Notes		
3.98%, 3/1/2006 (Insured; XLCA)	120,000	120,420
Total Investments (cost $111,002,956)	**101.2%**	**111,002,956**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(1,282,182)**
Net Assets	**100.0%**	**109,720,774**

Summary of Abbreviations

ACA	American Capital Access		**HR**	Hospital Revenue
AGC	ACE Guaranty Corporation		**IDB**	Industrial Development Board
AGIC	Asset Guaranty Insurance Company		**IDC**	Industrial Development Corporation
AMBAC	American Municipal Bond Assurance Corporation		**IDR**	Industrial Development Revenue
ARRN	Adjustable Rate Receipt Notes		**LOC**	Letter of Credit
BAN	Bond Anticipation Notes		**LOR**	Limited Obligation Revenue
BIGI	Bond Investors Guaranty Insurance		**LR**	Lease Revenue
BPA	Bond Purchase Agreement		**MBIA**	Municipal Bond Investors Assurance
CGIC	Capital Guaranty Insurance Company			Insurance Corporation
CIC	Continental Insurance Company		**MFHR**	Multi-Family Housing Revenue
CIFG	CDC Ixis Financial Guaranty		**MFMR**	Multi-Family Mortgage Revenue
CMAC	Capital Market Assurance Corporation		**PCR**	Pollution Control Revenue
COP	Certificate of Participation		**RAC**	Revenue Anticipation Certificates
CP	Commercial Paper		**RAN**	Revenue Anticipation Notes
EDR	Economic Development Revenue		**RAW**	Revenue Anticipation Warrants
EIR	Environmental Improvement Revenue		**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company		**SAAN**	State Aid Anticipation Notes
FHA	Federal Housing Administration		**SBPA**	Standby Bond Purchase Agreement
FHLB	Federal Home Loan Bank		**SFHR**	Single Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation		**SFMR**	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association		**SONYMA**	State of New York Mortgage Agency
FSA	Financial Security Assurance		**SWDR**	Solid Waste Disposal Revenue
GAN	Grant Anticipation Notes		**TAN**	Tax Anticipation Notes
GIC	Guaranteed Investment Contract		**TAW**	Tax Anticipation Warrants
GNMA	Government National Mortgage Association		**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation		**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	41.1
AAA, AA, A b		Aaa, Aaa, A b		AAA, AA, A b	12.8
Not Rated c		Not Rated c		Not Rated c	46.1
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the
   Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus High Yield Municipal Bond Fund
Statement of Investments
November 30, 2005 (Unaudited)

Long-Term Municipal Investments--93.4%	Principal Amount ($)		Value ($)

California--5.1%

| California Statewide Communities Development Authority,
  Revenue (Bentley School)
  6.75%, 7/1/2032 | 1,000,000 | | 1,089,610 |

Colorado--11.1%

Arista Metropolitian District,
  Special Revenue
  6.75%, 12/1/2035
	1,000,000		1,019,570

Denver City and County, Special Facilities Airport Revenue (United Air Lines Project) 6.875%, 10/1/2032	380,000	a	355,072
Wheatlands Metropolitan District Number 2, GO 6.125%, 12/1/2035	1,000,000		1,003,930

District of Columbia--1.5%

| Metropolitan Washington Airports Authority,
  Special Facilities Revenue
  (Caterair International Corp.) 10.125%, 9/1/2011 | 320,000 | | 320,422 |

Georgia--4.4%

| Development Authority of the City of Milledgeville
  and Baldwin County, Revenue (Georgia College
  and State University Foundation Property III, LLC
  Student Housing System Project)
  5.625%, 9/1/2030 | 900,000 | | 945,243 |

Illinois--17.3%

Chicago O'Hare International Airport,
  Special Facility Revenue (American Airlines Inc. Project)
  8.20%, 12/1/2024
	1,300,000		1,130,688

Illinois Educational Facilities Authority,
  Student Housing Revenue (University Center Project)
  6.25%, 5/1/2030
	1,000,000		1,065,800

Illinois Health Facilities Authority, Revenue
  (Residential Centers Inc.)
  8.50%, 8/15/2016
	455,000		455,519

Lombard Public Facilities Corp., Conference Center and First Tier Hotel Revenue 7.125% 1/1/2036	1,000,000		1,047,520

Louisiana--4.8%

Louisiana Public Facilities Authority, HR (Franciscan Missionaries of our Lady Health System Project) 5.25%, 8/15/2036	1,000,000	1,021,130

Michigan--14.3%

Charyl Stockwell Academy, COP 6%, 10/1/2035	1,500,000	1,505,700
Kent Hospital Financing Authority, Revenue (Metropolitian Hospital Project) 6%, 7/1/2035	1,000,000	1,065,260
Michigan Strategic Fund, SWDR (Genesee Power Station) 7.50%, 1/1/2021	500,000	498,345

Nevada--3.6%

Nevada Housing Division, Single Family Program 6.80%, 4/1/2027	765,000	766,224

New Jersey--3.9%

Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds 6.125%, 6/1/2042	800,000	828,128

Ohio--2.0%

Toledo-Lucas County Port Authority, Development Revenue (Northwest Ohio Bond Fund Truckland Holdings, Inc. Project) 5.125%, 11/15/2025	435,000	b	437,688

Rhode Island--6.7%

Central Falls Detention Facility Corp., Detention Facility Revenue (The Donald W. Wyatt Detention Facility) 7.25%, 7/15/2035	1,000,000	1,074,910
Rhode Island Housing and Mortgage Finance Corp., (Homeownership Opportunity) 7.55%, 10/1/2022	355,000	356,022

South Carolina--5.3%

Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) 7.70%, 12/1/2028	1,000,000	c,d	1,137,250

Wisconsin--4.0%

Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset Backed-Backed Bonds:			
6.125%, 6/1/2027	10,000		10,497
6.375%, 6/1/2032	800,000		851,576

Other--9.4%

Munimae Tax Exempt Subsidiary LLC 5.90%, 9/30/2020	2,000,000		2,016,780
Total Long-Term Municipal Investments (cost $19,872,728)			**20,002,884**

Short-Term Municipal Investments--5.1%

Alaska--.9%

Valdez, Marine Terminal Revenue, (Exxon Pipeline Co. Project) 2.91%	200,000	e	200,000

Maryland--1.8%

Maryland Economic Development Corp, Revenue (U.S. Pharmacopeial Project) 3.02% (Insured; AMBAC and Liquidity Facility; Bank of America)	390,000	e	390,000

Massachusetts--1.6%

Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) 2.97% (LOC; Bank Of America)	340,000	e	340,000

Pennsylvania--.8%

Schuykill County Industrial Development Authority, RRR (Northeastern Power Co.) 2.72% (LOC; Dexia Credit Locale)	170,000	e	170,000
Total Short-Term Municipal Investments (cost $1,100,000)			**1,100,000**
Total Investments (cost $20,972,728)	**98.5%**		**21,102,884**
Cash and Receivables (Net)	**1.5%**		**312,865**
Net Assets	**100.0%**		**21,415,749**

Notes to Statements of Investments:

a Non-income producing security; interest payments in default.

b Purchased on a delayed delivery basis.

c Inverse floater security--the interest rate is subject to change periodically.

d Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November, 30, 2005, this security amounted to $1,137,250 or 5.3% of net assets.

e Securities payable on demand. Variable interest rate--subject to periodic change.

Dreyfus Premier Select Intermediate Municipal Bond Fund
Statement of Investments
November 30, 2005 (Unaudited)

Long-Term Municipal Investments--97.1%	Principal Amount ($)	Value ($)
Alaska--.8%		
Alaska Housing Finance Corp. 5.10%, 6/1/2012	1,020,000	1,024,804
Arkansas--2.3%		
Arkansas Development Finance Authority, Construction Revenue (Public Health Laboratory) 5%, 12/1/2017 (Insured; AMBAC)	1,025,000	1,084,173
University of Arkansas, Board of Trustees Various Facility Revenue (Fayetteville Campus) 5.50%, 12/1/2011 (Insured; FSA)	1,610,000 a	1,770,356
California--14.7%		
California Department of Water Resources: Power Supply Revenue 5.375%, 5/1/2012 (Insured; XLCA)	3,000,000 a	3,324,360
Water Revenue (Central Valley) 5%, 12/1/2015 (Insured; FGIC)	1,000,000	1,073,370
California Public Works Board, LR (University of California) 5.40%, 12/1/2016 (Insured; AMBAC)	1,000,000	1,060,860
Central Basin Municipal Water District, COP (Central Basin):		
5%, 8/1/2015 (Insured; AMBAC)	1,135,000	1,209,422
5%, 8/1/2016 (Insured; AMBAC)	1,210,000	1,284,500
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2017 (Insured; AMBAC)	1,820,000	1,933,495
Glendale Community College District (Election of 2002):		
Zero Coupon, 8/1/2017 (Insured; FGIC)	1,210,000	718,062
Zero Coupon, 8/1/2018 (Insured; FGIC)	1,300,000	733,369
Indian Wells Redevelopment Agency, Revenue (Tax Allocation-Consolidated Whitewater) 5%, 9/1/2017 (Insured; AMBAC)	1,525,000	1,613,709
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue 5%, 7/1/2018 (Insured; FSA)	2,000,000	2,127,000
San Diego Community College District (Election of 2002) 5%, 5/1/2019 (Insured; FSA)	500,000	530,295

San Francisco City and County Public Utilities Commission, Water Revenue 5%, 11/1/2018 (Insured; FSA)	1,590,000	1,686,958
West Sacramento Redevelopment Agency, Tax Allocation (West Sacramento Redevelopment) 4.75%, 9/1/2016 (Insured; MBIA)	1,000,000	1,030,020

Colorado--1.5%

Archuleta and Hinsdale Counties (School District Number 50JT) 5.50%, 12/1/2006 (Insured; MBIA)	750,000 a	774,495
Colorado Water Resources and Power Development Authority, Drinking Water Revenue 5.25%, 9/1/2015	1,000,000	1,053,720

Delaware--5.0%

Delaware Economic Development Authority, PCR (Delmarva Power) 4.90%, 5/1/2011 (Insured; AMBAC)	5,000,000	5,237,500
Delaware Housing Authority, Revenue 5.15%, 7/1/2017	985,000	987,354

Florida--8.1%

Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) 5.50%, 10/1/2017 (Insured; MBIA)	2,000,000	2,129,040
Florida Department of Children and Family Services, COP (South Florida Evaluation Treatment Center Project) 5%, 10/1/2021	1,000,000	1,047,840
Florida Department of Corrections, COP (Okeechobee Correctional) 5%, 3/1/2015 (Insured; AMBAC)	1,000,000	1,078,090
Florida State University Financial Assistance Inc., Educational and Athletic Facilities Improvement Revenue 5%, 10/1/2018 (Insured; AMBAC)	1,705,000	1,811,563
Jacksonville Electric Authority, Revenue (Saint John's River Power Park Systems) 5%, 10/1/2018	1,000,000	1,051,590
Pace Property Finance Authority, Inc., Utility System Improvement Revenue 5.125%, 9/1/2012 (Insured; AMBAC)	1,055,000	1,105,957
University of Central Florida, COP (UCF Convocation Corp. Master Lease Program) 5%, 10/1/2018 (Insured; FGIC)	1,765,000	1,878,454

Georgia--.7%

Atlanta, Public Improvement 5%, 12/1/2007	825,000 a	851,771

Idaho--5.0%

Idaho Housing and Finance Association
  (Single Family Mortgage)
  5.55%, 7/1/2016 (Insured; FHA)
	410,000	421,833

Kootenai County School District Number 273 (Post Falls) 5%, 8/15/2017	1,275,000	1,376,133
Nampa 5%, 8/1/2018 (Insured; FGIC)	1,135,000	1,220,034
Nampa School District Number 131, GO 5%, 8/15/2022 (Insured; MBIA)	3,000,000 b	3,183,420

Kentucky--.5%

Kentucky Housing Corp., Housing Revenue 4.30%, 7/1/2016	600,000	595,698

Louisiana--3.0%

Louisiana Office Facilities Corp., LR
  (Capital Complex Program):
    5.50%, 5/1/2015 (Insured; AMBAC)
    5.25%, 3/1/2017 (Insured; MBIA)
	705,000
	1,500,000
		763,705
		1,582,215

Orleans Parish School Board 5.20%, 2/1/2014 (Insured; FGIC)	1,355,000	1,370,257

Maryland--5.0%

Maryland Community Development Administration,
  Department of Housing and Community Development:
    Insured Mortgage Loan 5.125%, 5/15/2017
    (Single Family Program) 4.75%, 4/1/2013
	765,000
	800,000
		794,996
		825,680

Maryland Economic Development Corp., LR
  (Montgomery County Wayne Avenue)
  5.25%, 9/15/2014
	1,295,000	1,407,212

Maryland Health and Higher Educational
  Facilities Authority, Revenue
  (University of Maryland Medical Systems)
  5.75%, 7/1/2017
	2,000,000	2,159,360

Prince Georges County, Revenue
  (Dimensions Health Corp.)
  5.10%, 7/1/2006
	1,000,000	987,140

Massachusetts--3.1%

Massachusetts, Special Obligation Refunding Notes
  (Federal Highway Grant Anticipation Note Program)
  5%, 12/15/2014 (Insured; FSA)
	3,585,000	3,851,043

Michigan--3.1%

Greater Detroit Resource Recovery Authority, Revenue 6.25%, 12/13/2008 (Insured; AMBAC)	1,000,000	1,076,810

Jonesville Community Schools
  (School Bond Loan Fund Guaranteed):
  5%, 5/1/2016 (Insured; MBIA)
  5%, 5/1/2017 (Insured; MBIA)
	685,000
	720,000
		735,793
		770,479

Lincoln Consolidated School District
  (School Bond Loan Fund Guaranteed)
  5%, 5/1/2016 (Insured; FSA)
	1,155,000	1,240,643

Minnesota--1.2%

Minnesota 5.25%, 11/1/2006	1,500,000 a	1,528,215

Mississippi--.5%

Horn Lake, Special Assessment
  (DeSoto Commons Project)
  5%, 4/15/2016 (Insured; AMBAC)
	625,000	662,700

Missouri--1.3%

Missouri Highways and Transportation Commission, State Road Revenue 5%, 2/1/2017	1,000,000	1,053,150
Missouri Housing Development Commission, Multi-Family Housing 4.85%, 12/1/2011 (Insured; FHA)	615,000	638,924

Montana--1.7%

Montana Board of Regents, Higher Education Revenue
  (Facilities-Montana State University)
  5%, 11/15/2018 (Insured; AMBAC)
	2,015,000	2,150,569

Nebraska--1.9%

Dodge County School District, Number 001 Fremont 5%, 12/15/2016 (Insured; FSA)	2,240,000	2,397,114

Nevada--1.3%

Las Vegas Convention and Visitors Authority, Revenue 5.75%, 7/1/2009 (Insured; AMBAC)	1,500,000 a	1,628,925

New Jersey--1.1%

Burlington County Bridge Commission, Pooled Loan
  Revenue (Governmental Loan Program)
  5%, 10/15/2013
	1,290,000	1,382,674

New York--2.2%

New York City Housing Development Corp., MFHR 5.125%, 11/1/2014	40,000	41,963

New York City Municipal Water Finance Authority,
  Water and Sewer Systems Revenue
  5.25%, 6/15/2015
	1,405,000	1,519,634

New York State Thruway Authority,
  Service Contract Revenue (Local Highway and Bridge)
  5.75%, 4/1/2006
	135,000	136,129

Triborough Bridge and Tunnel Authority, General Purpose Revenue 5%, 1/1/2016	1,000,000	1,048,830

North Carolina--1.1%

North Carolina Eastern Municipal Power Agency, Power System Revenue 7%, 1/1/2008	1,250,000	1,333,200

North Dakota--.2%

Grand Forks 4.90%, 12/1/2011	215,000	215,310

Ohio--2.7%

Cleveland - Cuyahoga County Port Authority,
  Development Revenue (Columbia National Group,
  Inc. Project) 5%, 5/15/2020
	820,000	816,728

Northeast Regional Sewer District, Wastewater Revenue 5.50%, 11/15/2012 (Insured; AMBAC)	2,500,000	2,529,800

Oklahoma--.7%

Oklahoma Development Finance Authority,
  Health Facilities Revenue
  (Oklahoma Hospital Association)
  5.125%, 6/1/2012 (Insured; AMBAC)
	785,000	836,747

Pennsylvania--7.2%

Cambria County 6.625%, 8/15/2014 (Insured; FGIC)	615,000	622,890
Harrisburg Authority, Office and Parking Revenue 5.75%, 5/1/2008	1,000,000	1,031,060
Harrisburg Redevelopment Authority, Revenue Zero Coupon, 11/1/2017 (Insured; FSA)	2,750,000	1,586,778

Pennsylvania Higher Educational Facilities Authority, Revenue (University Health Services) 5.35%, 1/1/2006	4,500,000 a	4,553,145
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 6.25%, 12/1/2014	1,000,000	1,114,390

South Carolina--3.4%

Anderson, Water and Sewer Systems Revenue 5%, 7/1/2017 (Insured; MBIA)	890,000	945,314
Charleston County Airport District, Airport Systems Revenue 5%, 7/1/2015 (Insured; XLCA)	1,950,000	2,080,728
Pickens County School District (School District Enhance Program) 5%, 5/1/2012	1,135,000	1,187,596

Texas--11.5%

Arlington, Dallas Cowboys Complex Special Obligations (Tax-Exempt Special Tax) 5%, 8/15/2016 (Insured; MBIA)	2,000,000	2,142,020
Dallas-Fort Worth International Airport, Revenue (Joint Improvement) 5.75%, 11/1/2016 (Insured; FSA)	1,735,000	1,909,558
El Paso, Water and Sewer Revenue 5%, 3/1/2014 (Insured; FSA)	1,000,000	1,072,400
Irving Hospital Authority, HR (Irving Healthcare Systems) 5.70%, 7/1/2008 (Insured; FSA)	1,675,000	1,678,266
Mesquite Independent School District, Tax and School Building (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2020	1,000,000	490,150
Midlothian Independent School District, Tax School Building (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2021	2,000,000	947,940
North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC)	1,000,000	1,075,720
Texas Department of Housing and Community Affairs, SFMR 4.80%, 9/1/2020 (Insured; FSA)	1,475,000 b	1,492,597
Tomball Hospital Authority, Revenue 6%, 7/1/2013	3,500,000	3,503,885

Virginia--2.8%

Brunswick County Industrial Development Authority, Correctional Facility LR 5.55%, 7/1/2006 (Insured; MBIA)	1,325,000 a	1,369,427
Fairfax County Redevelopment and Housing Authority, LR (James Lee Community Center) 5.25%, 6/1/2019	1,120,000	1,196,227
Newport News 5%, 11/1/2016	855,000	911,738

Washington--2.7%

Energy Northwest, Wind Project Revenue 5.60%, 1/1/2007	1,000,000 a	1,053,320
King County School District Number 405 (Bellevue) 5%, 12/1/2014 (Insured; FGIC)	1,000,000	1,073,680
Washington Health Care Facilities Authority, Revenue (Gray Harbor Community Hospital) 5.75%, 7/1/2010 (Insured; Radian)	1,180,000	1,215,553

West Virginia--.8%

West Virginia Housing Development Fund (Housing Finance) 5%, 11/1/2014	1,000,000	1,025,670
Total Long-Term Municipal Investments (cost $118,681,777)		**120,775,242**

Short-Term Municipal Investments--5.1%

Louisiana--2.3%

New Orleans, Sewerage Service, BAN 3%, 7/26/2006	3,000,000	2,896,170

New York--1.8%

New York City, GO 2.97% (LOC; Bank of New York)	2,200,000 c	2,200,000

Texas--1.0%

Harris County Health Facilities Development Corp., Revenue (The Methodist Hospital System) 3%	1,200,000 c	1,200,000
Total Short-Term Municipal Investments (cost $6,365,500)		**6,296,170**
Total Investments (cost $125,047,277)	**102.2%**	**127,071,412**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(2,700,415)**
Net Assets	**100.0%**	**124,370,997**

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Purchased on a delayed delivery basis.
c Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Premier Select Municipal Bond Fund
Statement of Investments
November 30, 2005 (Unaudited)

Long-Term Municipal Investments--99.5%	Principal Amount ($)	Value ($)
Arizona--.5%		
Arizona School Facilities Board, Revenue (State School Improvement) 5%, 7/1/2011	1,025,000 a	1,095,663
Arkansas--2.5%		
Board of Trustees of the University of Arkansas, Various Facility Revenue (Fayetteville Campus):		
5.50%, 12/1/2011 (Insured; FSA)	1,695,000 a	1,863,822
5.50%, 12/1/2012 (Insured; FGIC)	2,865,000 a	3,176,483
California--19.1%		
California:		
GO:		
5.25%, 9/1/2010	210,000 a	226,380
5.25%, 10/1/2016	695,000	704,633
5.25%, 9/1/2017	1,590,000	1,696,053
Veterans 5.45%, 12/1/2024 (Insured; FSA)	3,430,000	3,482,891
California Department of Water Resources, Power Supply Revenue 5.375%, 5/1/2012 (Insured; XLCA)	4,000,000 a	4,432,480
California Public Works Board, LR (Department of Corrections) 5.25%, 3/1/2021 (Insured; AMBAC)	1,000,000	1,058,560
Clovis Public Financing Authority, Water Revenue 5%, 3/1/2019 (Insured; AMBAC)	2,005,000	2,125,240
Desert Sands Unified School District, COP:		
5.25%, 3/1/2015 (Insured; MBIA)	1,025,000	1,106,108
5.25%, 3/1/2016 (Insured; MBIA)	1,080,000	1,160,816
East Bay Municipal Utility District, Water System Revenue 5%, 6/1/2021 (Insured; MBIA)	1,125,000	1,181,430
East Side Union High School District, GO (County of Santa Clara, 2002 Election Series):		
5%, 8/1/2017 (Insured; FGIC)	1,290,000	1,371,863
5%, 8/1/2018 (Insured; FGIC)	1,345,000	1,426,265
5%, 8/1/2019 (Insured; FGIC)	1,410,000	1,489,566
Fullerton Joint Union High School District 5%, 8/1/2018 (Insured; FSA)	760,000	805,646
Glendale Community College District:		
Zero Coupon, 8/1/2019 (Insured; FGIC)	1,130,000	605,081
Zero Coupon, 8/1/2020 (Insured; FGIC)	1,200,000	608,784
Zero Coupon, 8/1/2021 (Insured; FGIC)	1,520,000	731,986
Glendora Unified School District, GO:		
Zero Coupon, 8/1/2026 (Insured; FGIC)	2,575,000	940,828
Zero Coupon, 8/1/2027 (Insured; FGIC)	2,000,000	690,580
Nevada Joint Union High School District (Nevada and Yuba Counties)		

GO 5%, 8/1/2022 (Insured; FSA)	1,160,000	1,214,938
Placer Union High School District:		
Zero Coupon, 8/1/2027 (Insured; FSA)	4,110,000	1,406,565
Zero Coupon, 8/1/2028 (Insured; FSA)	4,000,000	1,294,800
Redevelopment Agency of the City		
of Corona, Merger Downtown and Amended		
Project Area "A" (2004 Tax Allocation)		
5%, 9/1/2018 (Insured; FGIC)	1,520,000	1,604,208
Sacramento City Financing Authority,		
Capital Improvement Revenue		
5%, 6/1/2011 (Insured; AMBAC)	500,000 a	536,855
San Jose		
(Library Parks and Public Safety Projects)		
5%, 9/1/2019	1,575,000	1,663,956
San Juan Unified School District:		
5.25%, 8/1/2019 (Insured; MBIA)	1,295,000	1,399,157
5.25%, 8/1/2020 (Insured; MBIA)	1,425,000	1,539,613
Tustin Unified School District, Special Tax		
(Senior Lien Community Facilities District 97)		
Zero Coupon, 9/1/2021 (Insured; FSA)	1,615,000	774,716
Walnut Valley Unified School District		
6.50%, 8/1/2019 (Insured; FGIC)	1,765,000	1,774,090
Colorado--2.6%		
Colorado Health Facilities Authority,		
Revenue (Porter Place)		
5.875%, 1/20/2020 (Collateralized; GNMA)	1,940,000	2,068,215
Northwest Parkway Public Highway		
Authority, Senior Revenue		
Zero Coupon, 6/15/2026 (Insured; FSA)	10,000,000	3,168,200
Delaware--4.8%		
Delaware Economic Development Authority,		
Revenue (Pollution Control Delmarva Project)		
5.20%, 2/1/2019 (Insured; AMBAC)	6,000,000	6,316,800
Delaware Housing Authority, Revenue		
5.40%, 7/1/2024	1,420,000	1,423,124
Wilmington, MFHR		
(GNMA Collateralized Mortgage Loan -		
Market Street Mews Project) 5.45%, 9/20/2022	2,085,000	2,177,637
Florida--3.4%		
Florida Intergovernmental Finance		
Commission, Capital Revenue		
5.125%, 2/1/2031 (Insured; AMBAC)	3,500,000	3,593,975
School Board of Saint Lucie County, COP		
(Florida Master Lease Program)		
5%, 7/1/2018 (Insured; FSA)	1,635,000	1,722,963
Winter Park, Water and Sewer Revenue		
5.375%, 12/1/2019 (Insured; AMBAC)	1,525,000	1,657,309
Georgia--2.2%		
Atlanta, Water and Wastewater Revenue		

5.50%, 11/1/2018 (Insured; FGIC)	1,200,000	1,352,364
De Kalb County Housing Authority, MFHR		
(Longleaf Apartments Project)		
5.45%, 10/20/2024 (Collateralized; GNMA)	1,540,000	1,644,797
Development Authority of Bulloch County,		
Student Housing LR		
(Georgia Southern University Project)		
5%, 8/1/2018 (Insured; AMBAC)	1,470,000	1,554,172
Idaho--7.1%		
Boise State University, Revenues,		
Student Union and Housing System:		
5%, 4/1/2017 (Insured; AMBAC)	1,015,000	1,076,275
5.375%, 4/1/2022 (Insured; FGIC)	5,000 a	5,473
5.375%, 4/1/2022 (Insured; FGIC)	2,995,000	3,225,405
Caldwell, Parity Lien Sewer Revenue		
5.75%, 9/1/2018 (Insured; FSA)	2,625,000	2,890,230
Canyon County School District Number 132		
(Caldwell) GO		
5.25%, 7/30/2016 (Insured; MBIA)	1,405,000	1,520,898
Idaho Housing and Finance Association:		
5.55%, 1/1/2033	30,000	30,048
(Single Family Mortgage)		
5.625%, 7/1/2015	590,000	591,068
Idaho State University, General Improvement Revenue:		
5%, 4/1/2016 (Insured; FSA)	2,315,000	2,457,789
5%, 4/1/2017 (Insured; FSA)	1,430,000	1,516,329
The Regents of the University of Idaho,		
Student Fee Revenue		
5%, 4/1/2014 (Insured; FSA)	1,080,000	1,161,886
Louisiana--3.0%		
Louisiana Office Facilities Corp., LR		
(Capital Complex Program)		
5.25%, 3/1/2017 (Insured; MBIA)	3,000,000	3,164,430
Orleans Parish School Board		
5.20%, 2/1/2014 (Insured; FGIC)	3,000,000	3,033,780
Maine--3.0%		
Maine Housing Authority (Mortgage Purchase):		
5.85%, 11/15/2020	1,230,000	1,286,395
5.35%, 11/15/2021	4,680,000	4,847,778
Maryland--7.8%		
Community Development Administration,		
Maryland Department of Housing and		
Community Development:		
Housing 5.95%, 7/1/2023	1,860,000	1,906,984
MFHR (Insured Mortgage Loans)		
5.30%, 5/15/2022	435,000	453,218
Residential Revenue:		
5.30%, 9/1/2012	800,000	809,640
5.40%, 9/1/2013	755,000	764,928
5.55%, 9/1/2015	790,000	807,941
(Single Family Program) 4.75%, 4/1/2013	2,090,000	2,157,089
Hyattsville, Special Obligation		

(University Town Center Project) 5.60%, 7/1/2024	1,500,000	1,541,535

Maryland Health and Higher Educational Facilities Authority,
    Revenue (John Hopkins Medical Institutions Utilities
    Program Issue) 5%, 5/15/2037
	5,000,000	5,126,800

Montgomery County Housing Opportunities Commission, SFMR 5%, 7/1/2036	2,500,000 b	2,502,725
Massachusetts--.6%		

Massachusetts Development Finance Agency, Revenue
    (Credit Housing - Chelsea Homes)
    5%, 12/15/2024
	1,200,000	1,217,856

Massachusetts Housing Finance Agency, SFHR 7.125%, 6/1/2025	60,000	60,061
Michigan--2.5%		
Grand Traverse County Building Authority, GO 5%, 5/1/2025 (Insured; MBIA)	1,070,000	1,105,224

Kalamazoo Hospital Finance Authority,
    Hospital Facility Revenue
    (Burgess Medical Center)
    6.25%, 6/1/2014 (Insured; FGIC)
	1,000,000	1,164,900

Livingston County
    (Marion Sanitary Sewer Systems Number 1)
    5.125%, 6/1/2007
	2,100,000 a	2,156,301

Michigan Municipal Bond Authority, Revenue
    (Local Government Loan Program)
    6.125%, 12/1/2018 (Insured; FGIC)
	750,000	759,135

Mississippi--.7%		

Mississippi Development Bank, Special Obligation
    (Waveland, GO Public Improvement Bond Project)
    5%, 11/1/2020 (Insured; AMBAC)
	1,315,000	1,387,036

Missouri--3.1%		

Cape Girardeau County Industrial Development
    Authority, MFHR (Cape La Croix)
    6.40%, 6/20/2031 (Collateralized; GNMA)
	1,245,000	1,278,080

Curators of the University of Missouri,
    Systems Facilities Revenue
    5%, 11/1/2021
	1,605,000	1,697,673

Missouri Housing Development Commission, MFHR:
    5.25%, 12/1/2016 (Collateralized; FHA)
    5.375%, 12/1/2018 (Collateralized; FHA)
	1,690,000
	1,545,000
		1,754,220
		1,612,949

Montana--2.2%

Montana Board of Housing,
  Single Family Mortgage
  5.60%, 12/1/2023
	2,200,000	2,269,762

Montana Board of Regents, Higher Education Revenue (Montana State University):		
5%, 11/15/2020 (Insured; AMBAC)	1,210,000	1,283,943
5%, 11/15/2021 (Insured; AMBAC)	950,000	1,005,148

Nebraska--1.2%

Municipal Energy Agency of Nebraska,
  Power Supply System Revenue
  5.25%, 4/1/2016 (Insured; AMBAC)
	2,305,000	2,483,845

New Hampshire--2.3%

New Hampshire Higher Educational and Health
  Facilities Authority, HR
  (Androscoggin Valley Hospital)
  5.75%, 11/1/2017
	1,475,000	1,533,071

New Hampshire Housing Finance Authority: Mortgage Revenue		
6.85%, 7/1/2014	10,000	10,034
Multi-Family Revenue:		
5.05%, 7/1/2012	1,175,000	1,205,056
5.15%, 7/1/2013	1,815,000	1,858,161

New Jersey--.6%

New Jersey Turnpike Authority, Turnpike Revenue:		
6.50%, 1/1/2016	750,000	880,222
6.50%, 1/1/2016	65,000	76,286
6.50%, 1/1/2016	185,000	216,182

New Mexico--.8%

New Mexico Finance Authority,
  Court Facilities Fee Revenue
  5%, 6/15/2011 (Insured; MBIA)
	1,500,000 a	1,595,325

New York--2.3%

New York City Municipal Water Finance Authority,
  Water and Sewer System Revenue
  5.125%, 6/15/2021 (Insured; MBIA)
	2,000,000	2,067,480

New York State Thruway Authority: (Highway and Bridge Trust Fund)		
5%, 4/1/2008 (Insured; FGIC)	1,000,000 a	1,046,560
(State Personal Income Tax Revenue-Transportation)		
5%, 3/15/2020 (Insured; MBIA)	1,575,000	1,666,114

North Carolina--4.1%

North Carolina Housing Finance Agency
  (Home Ownership)
  5.875%, 7/1/2031
	8,050,000	8,320,480

Ohio--4.8%

Village of Groveport, Income Tax Receipt (Special Obligations):		
5%, 12/1/2017 (Insured; MBIA)	3,285,000	3,481,837
5%, 12/1/2018 (Insured; MBIA)	1,000,000	1,058,480

Lorain, Hospital Improvement Revenue (Lakeland Community Hospital, Inc.) 6.50%, 11/15/2012	710,000	743,640
Ohio Water Development Authority, Water Development Revenue (Fresh Water Improvement) 4.75%, 12/1/2027	3,000,000	3,034,290
Sharonville 5.25%, 6/1/2017 (Insured; FGIC)	1,480,000	1,595,914
Oregon--1.5%		
Oregon Bond Bank, Revenue (Economic Community Development Department) 5.50%, 1/1/2014 (Insured; MBIA)	1,190,000	1,260,698
Oregon Housing and Community Services Department, SFMR (Mortgage Program) 6.45%, 7/1/2026	290,000	296,084
Sweet Home School District Number 55, Linn County, GO 5.50%, 6/15/2011 (Insured; FSA)	1,375,000 a	1,503,727
Pennsylvania--5.5%		
Dauphin County General Authority, Office and Parking Revenue (Riverfront Office) 6%, 1/1/2025	2,000,000	1,848,280
Ephrata Area School District 5%, 4/15/2013 (Insured; FGIC)	150,000	159,921
Pennsylvania Housing Finance Agency, Capital Fund Securitization Revenue 5%, 12/1/2025 (Insured; FSA)	5,000,000	5,165,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health Systems) 5%, 5/15/2011	1,410,000	1,460,436
Washington County Industrial Development Authority, PCR (West Penn Power Co.) 6.05%, 4/1/2014 (Insured; AMBAC)	2,500,000	2,555,825
Tennessee--.5%		
Sullivan County Industrial Board, Revenue 6.35%, 7/20/2027 (Collateralized; GNMA)	1,000,000	1,031,010
Texas--5.4%		
Austin, Utility System Revenue 5.125%, 11/15/2016 (Insured; FSA)	2,000,000	2,060,920
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue 6.60%, 1/1/2021	1,500,000	1,588,245
Crosby Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2017	1,655,000	1,001,507
Dallas 5.25%, 2/15/2009	1,000,000 a	1,054,330
Little Elm Independent School District		

(Permanent School Fund Guaranteed)		
Zero Coupon, 8/15/2022	1,285,000	528,225
Mesquite Independent School District,		
Tax and School Building		
(Permanent School Fund Guaranteed)		
Zero Coupon, 8/15/2028	4,675,000	1,458,553
North Harris Montgomery Community College		
District 5.375%, 2/15/2017 (Insured; FGIC)	1,945,000	2,092,275
Wylie Independent School District,		
Tax School Building		
(Permanent School Fund Guaranteed)		
Zero Coupon, 8/15/2024	3,500,000	1,369,410
Vermont--1.5%		
Vermont Municipal Bond Bank:		
5%, 12/1/2017 (Insured; MBIA)	720,000	767,880
5%, 12/1/2022 (Insured; MBIA)	2,270,000	2,398,664
Virginia--2.2%		
Hampton Redevelopment and Housing Authority,		
Senior Living Association Revenue		
5.875%, 7/20/2016 (Collateralized; GNMA)	1,825,000	1,882,560
Middle River Regional Jail Authority,		
Jail Facility Revenue		
5%, 5/15/2019 (Insured; MBIA)	1,200,000	1,272,828
Virginia Transportation Board,		
Transportation Revenue		
(U.S. Route 58 Corridor)		
5%, 5/15/2017	1,300,000	1,375,075
Washington--.7%		
Energy Northwest, Wind Project Revenue		
5.875%, 1/1/2007	1,375,000 a	1,452,234
Seatac Local Option Transportation,		
Tax Revenue		
6.50%, 12/1/2013 (Insured; MBIA)	15,000	15,041
West Virginia--.5%		
Pleasants County, PCR (West Penn Power Co.)		
6.15%, 5/1/2015 (Insured; AMBAC)	1,000,000	1,015,010
Wisconsin--.5%		
Housing Authority of the City of Mlwaukee,		
MFHR (Veterans Housing Projects)		
5.10%, 7/1/2022 (Collateralized; FNMA)	1,000,000	1,058,710
Total Investments (cost $198,365,392)	**99.5%**	**204,045,969**
Cash and Receivables (Net)	**0.5%**	**1,006,005**
Net Assets	**100.0%**	**205,051,974**

Notes to Statements of Investments:

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
b Purchased on delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.